EXHIBIT 99.1

PACIFIC SUNWEAR OF CALIFORNIA, INC.

CALCULATION OF WEIGHTED-AVERAGE BASIC AND DILUTED SHARES

During our quarterly conference call, held on May 22, 2013, a question was asked about how diluted shares would be calculated if we achieved non-GAAP income per diluted share. Such calculation would be dependent on various factors, primarily the average price per share of our common stock during the period, and would include the dilutive effect of stock-based awards and the Convertible Series B Preferred Stock related to the Company’s $60 million senior secured term loan with an affiliate of Golden Gate Capital. Considering such factors, and using our average stock price of $2.30 per share during the first quarter of 2013, the fully diluted, weighted-average share count would have been approximately 72 million shares.

ABOUT NON-GAAP FINANCIAL MEASURES

This exhibit references non-GAAP financial measures, specifically non-GAAP income from continuing operations per share. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names and may differ from non-GAAP financial measures with the same or similar names that are used by other companies. The Company computes non-GAAP financial measures using the same consistent method from quarter to quarter and year to year. The Company may consider whether other significant items that arise in the future should be excluded from the non-GAAP financial measures. The Company has excluded the following items from all of its non-GAAP financial measures:

•	Store closure charges (gains)

•	Derivative liability

•	Valuation allowance

The Company believes that non-GAAP financial measures provide meaningful supplemental information regarding the Company’s operating results primarily because they exclude amounts that are not considered part of ongoing operating results when planning and forecasting and when assessing the performance of the organization, individual operating segments or its senior management. In addition, the Company believes that non-GAAP financial information is used by analysts and others in the investment community to analyze the Company’s historical results and in providing estimates of future performance and that failure to report these non-GAAP measures, could result in confusion among analysts and others and create a misplaced perception that the Company’s results have underperformed or exceeded expectations.